UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Clark Street Suite 3300
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Rorke 312-341-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd # 1460	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alex Rorke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Melvin Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

A M CRAWFORD
SEAL
NOTARY PUBLIC
Commission Number NP0728608
My Commission Expires Sep 9. 2028
LA PORTE COUNTY
STATE OF INDIANA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melvin Securities, LLC

(An Illinois Limited Liability Company)

Financial Statements and

Independent Accountant Report

December 31, 2020

Melvin Securities, LLC

(An Illinois Limited Liability Company)

Index

December 31, 2020

Page

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1460
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member:
of Melvin Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Melvin Securities, LLC's management. Our responsibility is to express an opinion on Melvin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Melvin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption

The supplemental information contained on pages 11 through 12 has been subjected to audit procedures performed in conjunction with the audit of Melvin Securities, LLC's financial statements. The supplemental information is the responsibility of Melvin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules on pages 10-11 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

We have served as Melvin Securities, LLC's auditor since 2016.

Chicago, Illinois 60604

February 27, 2021

MELVIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Current Assets:		
Cash and cash equivalents	$	149,346
Accounts Receivable		440
Other current assets		239,711
Total current assets		389,497
Noncurrent Assets:		
Equipment	$	603
Website		2,166
Other noncurrent assets		1,200
Total noncurrent assets		3,969
Total assets	$	393,466

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:		
Trade payables	$	14,241
Other accrued expenses		26,332
SBA Payroll Protection Loan		57,715
Total current liabilities		98,288
Members' Capital		295,178
Total liabilities and members' capital	$	393,466

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Management Fee Income	$ 10,711	
Gain on Sale of Bonds	1,047	
Underwriting fees	483,747	
Total revenue		$ 495,505
Employee compensation and related benefits	458,317	
Communications	634	
Commissions, floor brokerage and clearance	1,868	
Occupancy	20,926	
Professional fees	104,412	
Amortization Expense	833	
Depreciation expense	401	
Other	76,706	
Total expenses		664,097
Net income (loss)		$ (168,592)

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Balance, beginning of year	$	346,770
Members' contributions		220,000
Members' distributions		(103,000)
Net income (loss)		(168,592)
Balance, end of year	$	295,178

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM (TO) OPERATING ACTIVITIES		
Net income (loss)	$ (168,592)	
Depreciation and Amortization expense	1,234	
Adjustments to reconcile net income (loss) to net cash from (to) operating activities:		
(Increase) Decrease in:		
Receivables from broker/dealer and clearing organizations	(440)	
Other Assets	(33,833)	
Increase (Decrease) in:		
Accounts payable and accrued expenses		(8,266)
Decrease in Long-term Security Deposits		1,900
Net cash flows from (to) operating activities		$ (207,997)
CASH FLOWS FROM (TO) INVESTING ACTIVITIES		
Capital expenditures		$ (3,000)
CASH FLOWS FROM (TO) FINANCING ACTIVITIES		
SBA Payroll Protection Loan Proceeds		57,715
Members' contributions		220,000
Members' distributions		(103,000)
Net cash flows from (to) financing activities		174,715
Net increase (decrease) in cash		(36,282)
Cash at beginning of the year		185,628
Cash and cash equivalents at end of year		$ 149,346
SUPPLEMENTAL INFORMATION		
Interest expense paid during the year ended December 31, 2020 was:		$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION

Nature of Business

Melvin Securities, LLC (the Company) is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and with Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. The Company's primary focus is to participate in securities underwritings. Commissions are earned when the Company acts as a participating underwriter for the sale of securities. The securities transactions are carried and cleared by the managing underwriter.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Melvin Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies In October 2017, the FASB issued Accounting Standards Update No. 2017-13, Revenue Recognition (Topic 615), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842): The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard. Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside of the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer of derecognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offering in which the Company acts as a participating underwriter.

Revenue is recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at this point.

Underwriting costs and fees, if any, are recognized in expense at this time the related revenues are recorded.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

Equipment Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a half year convention in the year of acquisition. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Income Taxes Effective January 1, 2016 the Company is disregarded for tax purposes and results from operations will be included on Melvin & Company, LLC's tax return.

The Company is considered as a disregarded entity and under the provisions of the Internal Revenue Code, accordingly, is not subject to federal income taxes. Instead, the member is liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

NOTE 3 RELATED PARTIES

The Company is 100% owned by Melvin & Company, LLC. During the year ending December 31, 2020, the Company made $103,000 in distributions of capital to Melvin & Company, LLC.

During the year the following related party transactions took place with Melvin & Company:

Loan Receivables	$ 224,653

The intercompany receivables have been recorded in other assets. All transactions have been recorded at arm's length. The ongoing, unsecured and non-interest bearing receivable is an obligation of the parent company.

Christopher Melvin, Jr. owns the majority of Melvin & Company. Additional related entities include Chicago River Capital LLC; CRC Holdings; Melvin LLC and Mansfield Willis LLC through ownership by Christopher Melvin, Jr. No transactions took place during the year with these companies.

NOTE 4 EMPLOYEE BENEFITS

On January 1, 2015, the Company has adopted a 401(K) Plan that covers all employees who have attained one-year of service and are at least twenty-one years of age. Employees may contribute up to $19,500 per annum. For the year ended December 31, 2020, the Company made no matching contributions.

The Company also has a profit-sharing plan that allows a maximum of 25% of each employee's compensation to be added to the 401K account. For the year ended December 31, 2020, the Company had no profit-sharing expense.

All full-time salaried employees have the option to obtain health insurance through an employer sponsored plan. The company currently pays 50% of a full-time employee's family plan expense.

NOTE 5 SMALL BUSINESS ASSOCIATION PAYROLL PROTECTION LOAN

On April 16, 2020, Melvin Securities, LLC was granted a loan from the Small Business Association in the amount of $57,715, pursuant to the Paycheck Protection Program under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. The company intends to use the entire loan amount for qualifying expenses. Under the terms of the PPP, the loan may be forgiven if it used for qualifying expenses as described in the CARES Act. If forgiveness is not obtained, the loan will bear interest at the rate of 1% per annum and has a maturity of two years. No collateral or personal guarantees were required.

NOTE 6 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS

The Company leases space on a month-to-month basis at 20 N. Clark Street with no minimum annual rentals. The total occupancy rental expense included in the statement of operations for the year ended December 31, 2020 was $20,926 of which all was related to the month-to-month lease.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The

Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from their customer account activity. The Company believes that it is unlikely it will have to make any material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 7 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE 8 GOING CONCERN OPERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management continues to evaluate its operations in an effort to reduce operating costs. In addition, management has indicated their intention to increase the Company's net capital above the minimum required level through capital contributions and retention of future profits within the Company. There can be no assurance that management's plans, as described above, will be realized.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $109,211 which was in excess of its required net capital of $100,000. The Company's net capital ratio was 1.09 to 1.

NOTE 10 <u>SUBSEQUENT EVENTS</u>

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 27, 2020, the issued date of the financials.

On January 15, 2021, Melvin Securities, LLC was included as a syndicate member in the issuance of The County of Cook, Illinois General Obligation Refunding Bonds, Series 2021A with Barclays Capital Inc. and Loop Capital Markets serving as Senior Managing Underwriters. An estimated municipal underwriting fee receivable of $38,663.88 is recorded as of this date. On February 12, 2021 the proceeds were received.

The COVID-19 outbreak severely impacted all aspects of the American lives in 2020. Many municipal financings anticipated in 2020 were cancelled and delayed. Management has obtained a Small Business Association Payroll Protection Loan to cover payroll costs during 2020 as well as continued to make capital contributions to the company. In January, 2021, management applied for forgiveness of the first Payroll Protection Loan under the provisions of the Cares Act. Forgiveness has been granted by the Small Business Administration in the same month. Management has applied for a second draw Payroll Protection Program loan in February, 2021 under the Economic Aid Act. The loan was approved and the proceeds were received on February 22, 2021. Management has determined that the actions that it has taken are sufficient to mitigate the uncertainty and has therefore prepared the financial reporting on a going concern basis.

MELVIN SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2020

Total members' capital	$ 295,718
Additions: Subordinated borrowings, allowable	-
Total members' capital and allowable subordinated borrowing	295,718
Deductions and/or charges:	
Non-Allowable Assets	244,120
Non-Allowable Liabilities	57,715
Net capital	109,313
Minimum net capital requirement	100,000
Excess net capital	$ 9,313
Aggregate indebtedness:	
Accounts payable and accrued expenses, and Payroll Protection Loan	$ 98,288
Less Non-Allowable Liabilities	$ (57,715)
Total aggregate indebtedness	$ 40,573
Ratio of aggregate indebtedness to net capital	37.11%

Reconciliation with Company's computation of Net Capital (included in Part IIA of Form X-17A-5 as of December 31, 2020)

Net capital, as reported in Company's Part IIA Focus Report	109,973
Net increase in accounts payable.	(660)
Net capital, per December 31, 2020 audit report	$ 109,313

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part IIA of Form X-17A-5 as of December 31, 2020)

Aggregate Indebtedness, as reported in Company's Part IIA Focus Report	39,373
Adjustments:	
Increase in accounts payable, accrued expenses and other liabilities	1,200
Aggregate Indebtedness, per December 31, 2020 audit report	$ 40,573

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
COMPUTATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
AS OF DECEMBER 31, 2020
(see note below)

MELVIN SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
AS OF DECEMBER 31, 2020
(see note below)

Melvin Securities, LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3(k)(2) and, therefore, no Computation for Determination of Reserve Requirements or Information for possession or Control under the rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer pursuant to Rule 71a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd Suite 1460
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Melvin Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Melvin Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3 under which Melvin Securities, LLC stated it may file an exemption report because:

1) it has no obligation Under 17 C.F.R. §240.15c3-3 and the Company stated that it did not have an obligation throughout the most recent fiscal year without exception. Melvin Securities' management is responsible for compliance with the exemption provisions and its statements.

2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the period January 1, 2020 through December 31, 2020 without exception. Melvin Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melvin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 27, 2021

Melvin Securities, LLC
20 North Clark St.
Suite 3300
Chicago, IL 60602

EXEMPTION REPORT
For the Year Ending December 31, 2020

Melvin Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the fiscal year ending December 31, 2020, the Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the period January 1, 2020 through December 31, 2020 without exception.

I, Alex Rorke, swear that, to my best knowledge and belief, this Exemption Report is true and correct

Alexander I Rorke

February 27, 2021

Alex Rorke, Senior Managing Director
Melvin Securities, LLC

Date

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF

THE PERIOD ENDING DECEMBER 31, 2020

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Alexander Rorke
Senior Managing Director